Exhibit (a)(21)

BALDOR ELECTRIC COMPANY
Impact of Anticipated Taxable Transactions
Related to General Employees outside the U.S.

Tax Impact … Any of the transactions listed below may or may not have a tax impact in your country. This memorandum does NOT describe any of these potential tax impacts.  We strongly recommend that you seek independent professional tax advice to determine the consequences of these transactions.

Outstanding Exercisable Incentive Stock Options - Effect on December Dividend

A.           If you exercise an ISO on or before 12/17/2010 and retain the shares, you will receive the USD $0.17 per share dividend payable on 12/30/2010 assuming shares are held until 12/18/2010.

B.             If you exercise an ISO after 12/17/2010 and retain the shares, you will NOT receive the USD $0.17 per share dividend payable on 12/30/2010.

C.             If you choose to transact a “cashless exercise” utilizing a brokerage firm of your choice, you may or may not receive the USD $0.17 per share dividend payable on 12/30/2010 due to the timing of your transaction.  You need to discuss this with your broker.

Sale of Shares Owned …

A.           If you choose to sell on or before 12/17/2010, shares that you own, you will NOT receive the USD $0.17 per share dividend payable on 12/30/2010.

B.             If you choose to sell after 12/17/2010, shares that you own on or before 12/17/2010, you will receive the USD $0.17 per share dividend payable on 12/30/2010.

Tender of Shares … ABB, through its subsidiary the Brock Acquisition Corp., commenced a tender offer for all the shares of Baldor common stock on 12/8/2010.  The tender offer is expected to expire on 1/10/2011 but may be extended in certain circumstances.  The tender offer documents filed by ABB with the Securities Exchange Commission and the solicitation/recommendation statement filed by Baldor with the Securities and Exchange Commission contain instructions on how to tender the shares you currently own.  You should review those materials carefully prior to making any decision regarding whether to tender your shares.

A.           If you elect to tender shares that you own on or before 12/17/2010, you will:

1.               Receive the USD $0.17 per share dividend payable on 12/30/2010 (less any applicable tax withholdings, assuming you hold the shares until 12/17/2010).

2.               Receive a check upon closing the acquisition in 2011 equal to USD $63.50 x the number of shares (less any applicable tax withholdings).

B.             If you elect to tender shares that you acquire after 12/17/2010, you will receive a check upon closing the acquisition in 2011 equal to USD $63.50 x the number of shares (less any applicable tax withholdings).

Un-exercised ISO Options … You will have two choices with respect to options that are outstanding (whether exercisable or not yet exercisable) in connection with the proposed acquisition as follows:

1.               Cash payment equal to the difference between USD $63.50 and the option exercise price (less any applicable tax withholdings).  This cash payment will be made through payroll shortly after close of the acquisition.

OR

2.               “Replacement Options” to purchase ABB shares calculated based on a formulaic conversion.  You should discuss the tax impact of this conversion with your tax advisor.  An example of this conversion is illustrated on Exhibit “A” attached.  The Replacement Options will be fully vested at all times.  However, there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited.

You should refer to the Option Election Form that you have previously received for more information about the process for electing the cashout.

NOTE:  If no election is made, the outstanding options will automatically convert to fully vested exercisable options to purchase ABB shares as indicated in 2. above.

Contact Information … If you have questions and are located at a non-U.S. Baldor facility, contact your HR Manager.

EXHIBIT “A”

NOTE: In the discussion below, assume all dollar values are in USD.

All unvested options will become fully vested at the closing of the Merger.  Each option that you did not elect to cashout will automatically be converted into an option (the “Replacement Option”)  to purchase ABB American Depositary Shares (“ABB ADS’s”).  The exercise price of the Replacement Option and number of ABB ADS’s subject to your Replacement Option will be determined using the following methodology and formula.

1.               An Option Exchange Ratio will be established by dividing the $63.50 per share purchase price for Baldor common stock by the ABB Share price, which will be determined by averaging the volume weighted average sales price for an ABB Share for the ten consecutive trading days immediately preceding the merger.

2.               The number of ABB ADS’s subject to your Replacement Option will be determined by multiplying the number of shares subject to your Baldor option by the Option Exchange Ratio (and rounding down to the nearest whole number).

3.               The per share exercise price of your Replacement Option will be determined by dividing the per share exercise price of your Baldor option immediately prior to the merger by the Option Exchange Ratio (and rounding up to the nearest whole cent).

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•                  Assume that the ABB Share price is $19.84 (determined as described in 1. above).

•                  Given an ABB Share price of $19.84, the Option Exchange Ratio would be 3.2 (determined as described in 1. above).

Calculation … $63.50 / $19.84 = 3.2

•                  If an employee had an option for 1,000 shares of Baldor stock with an exercise price of $30 per share, at the time of the merger this option would be converted to an option for 3,200 ABB ADS’s (determined as described in 2. above) at an exercise price per share of $9.38 (determined as described in 3. above).

Calculation … 1,000 x 3.2 = 3,200                 Calculation … $30 / 3.2 = $9.38

•                  Immediately before the merger, the Baldor option had a “spread” value of $33,500.

Calculation … $63.50 - $30.00 = $33.50 per share x 1,000 shares = $33,500

•                  Immediately after the merger, the converted ABB option has a “spread” value of $33,472.

Calculation … $19.84 - $9.38 = $10.46 per share x 3,200 shares = $33,472

The Replacement Option will be immediately exercisable (though there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited), but all other terms that applied to your Baldor options before the merger will apply to Replacement Option.  The methodology and process for exercising the Replacement Option will be communicated to you at a later date.